Basket Tracking Notes are customized investment securities (“notes”) that offer point-to-point exposure to a basket of underlying assets.

An investor’s return on these notes is based on the performance of the underlying assets. The investor will earn a return if the prices of the underlying assets increase and will lose some (or possibly all) of their investment if the prices of the underlying assets decrease. Unlike traditional structured notes that have features of both bonds and embedded options, basket tracking notes are linked to the performance of the underlying assets on a one-to-one basis. Investors will gain uncapped upside return, subject to any embedded fees or costs, and will be exposed to full downside loss. There is no protection of principal, no cap, no leverage, and no call feature. Depending on the note, it can be structured to offer periodic coupon payments. If no coupons are paid, the payment at maturity will reflect the distributions paid on the underlying assets during the life of the note.

Basket Tracking Notes usually mature between one and ten years. Basket Tracking Notes may be linked to a variety of underlying assets including stocks, indices, and ETFs. All amounts payable in respect of the notes are subject to the issuer’s creditworthiness and its ability to pay such amounts when due.

Key Features
•	Offers point-to-point participation in the price performance of the underlying assets.
•	No caps, no leverage, no calls, no averaging.
•	Coupon can be paid at predetermined intervals during the life of the note, or may be reflected in the payment at maturity.
•	If no coupons are paid, the payment at maturity will reflect distributions paid on the underlying assets during the life of the note.
•	Gain exposure to almost any asset; underlying assets can be stocks, indices or ETFs.
•	One year plus one day holding period could provide long-term capital gains treatment for U.S. federal income tax purposes.
•	Maturities range from one to ten years.
•	Assets can be tailored to accommodate specific investor sentiment or a desired strategy, and can include investments in otherwise difficult to buy and/or expensive securities.

Potential Investors
•	Investors whose risk profile does not include preservation of capital.
•	Investors who are looking for diversification.
•	Investors who have a bullish view on the underlying assets.

Risk Considerations
•	Investors may lose their entire principal amount.
•	Notes are an illiquid investment.
•	Changes in daily bid prices of the note may not always reflect changes in price of the underlying assets.
•	Investors should review the section titled “Additional Risk Considerations” below.

Additional Risk Considerations

Investors should carefully review the risk factors set forth in the related pricing supplement and any product supplement before making an investment in Basket Tracking Notes. Some of the risks include, but are not limited to the following:

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An investment in the notes may result in a loss. If the level of the underlying assets decreases or does not increase sufficiently to offset the negative cumulative effect of any participation rate that is less than 100% and any embedded fees or costs, the investor will lose some or all of the amount invested to purchase the notes.

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The underlying assets to which the notes are linked may include a variety of securities, and no assurances can be given that the level of the underlying assets will not decline over the term of the notes.

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Even if the level of the underlying assets increases, an investor  may receive less than the amount invested if the calculation of the payment at maturity includes a participation rate of less than 100% or embedded fees or costs.

•	Owning the notes is not the same as owning the underlying assets or a security directly linked to the underlying assets.
•	If the notes pay a coupon, investors are not guaranteed a coupon payment and an investor’s return may be lower than the return on a conventional debt security of comparable maturity.
•	The notes are unsecured debt obligations of Bank of Montreal, and an investment in the notes is subject to the credit risk of Bank of Montreal.
•	The issuer and its affiliates play a variety of roles in connection with the issuance of the notes and there may be potential conflicts of interest as a result of such roles.
•	The initial estimated value of the notes on the pricing date will be less than the price an investor will pay for them.
•	The inclusion of an agent’s commission and hedging profits, if any, is likely to adversely affect the price at which an investor can sell their notes.

•	An increase in the price of one or more underlying assets may be offset by decreases in the price of one or more other underlying assets.
•	An investor will not have any shareholder rights and will have no right to receive any shares of any company included in the underlying assets at maturity.
•	Changes that affect the underlying assets will affect the market value of the notes and the amount an investor will receive at maturity.
•	The underlying assets may have limited actual historical information.
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The notes will not be listed on any securities exchange. There is expected to be a lack of liquidity in the notes to allow an investor to trade or sell the notes easily. If investors are able to sell the notes prior to maturity, they may receive a price that is significantly less than their original investment.

•	The issuer and its affiliates may engage in hedging and trading activities related to the notes and could adversely affect the payment at maturity.
•	Many economic and market factors will influence the value of the notes.
•	An investor must rely on its own evaluation of the merits of an investment linked to the underlying assets.
•	The underlying assets may be concentrated in certain sectors or industries.
•	Certain market risks may affect the trading value of the notes and the amount an investor will receive on the notes.
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Significant aspects of the tax treatment of the notes are uncertain and may be less favorable than a direct investment in the underlying assets. Each investor will agree to treat the notes as pre-paid cash- settled derivative contracts for U.S. federal income tax purposes, as described in more detail in the pricing supplement for the offering.

•	BMO is not providing tax advice, and an investor should consult with their external tax advisor about an investment in the notes and the investor’s own tax situation.

These materials are proprietary to, and may not be reproduced, disseminated or referred to, in whole or in part without the prior consent of BMO Capital Markets (“BMO”). BMO assumes no obligation to correct or update these materials, except as required by applicable law. These materials do not contain all information that may be required to evaluate, and do not constitute a recommendation with respect to, any transaction or matter. Any recipient of these materials should conduct its own independent analysis of the matters referred to herein.

Please note that the information set forth herein is only a summary of certain matters. Investors must carefully review the pricing supplement and any product supplement and any additional offering documents for any specific offering in order to fully understand the terms of the notes and the related risk factors.

BMO Capital Markets is a trade name used by BMO Financial Group for the wholesale banking businesses of Bank of Montreal, BMO Harris Bank N.A. (member FDIC), Bank of Montreal Ireland p.l.c., and Bank of Montreal (China) Co. Ltd and the institutional broker dealer businesses of BMO Capital Markets Corp. (Member SIPC) and BMO Capital Markets GKST Inc. (Member SIPC) in the U.S., BMO Nesbitt Burns Inc. (Member Canadian Investor Protection Fund) in Canada and Asia, BMO Capital Markets Limited (authorized and regulated by the Financial Conduct Authority) in Europe and Australia and BMO Advisors Private Limited in India. “BMO Capital Markets” is a trademark of Bank of Montreal, used under license. “BMO (M-Bar roundel symbol)” is a registered trademark of Bank of Montreal, used under license.

Bank of Montreal has fi a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before investors invest, they should read the prospectus in that registration statement and the other documents that the Bank of Montreal has fi with the SEC for more complete information about the Bank of Montreal and the types of offerings described herein. Investors may obtain these documents free of charge by visiting the SEC’s web site at http://www.sec.gov. Alternatively, the Bank of Montreal will arrange to send to investors the prospectus (as supplemented by the prospectus supplement and any relevant preliminary pricing supplement) if investors request it by calling toll free on 1-877-369-5412 or emailing investor.solutions@bmo.com.